TAL EDUCATION GROUP

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

March 14, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 Form 20-F”)
Filed On June 27, 2012 (File No. 001-34900)

Dear Mr. Spirgel, Mr. Pacho and Ms. Adams:

The Company has received the letter dated February 28, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2012 Form 20-F.  The Company would like to request an extension to the deadline for responding to the letter, as it needs more time to prepare the response.  The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than April 12, 2013.

If you have any additional questions or comments regarding the Company’s 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850.

Thank you very much.

Very truly yours,

/s/ Joseph Kauffman
Joseph Kauffman
Chief Financial Officer

cc:

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP